Exhibit 4.87

Equity Transfer Agreement

No.: 2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Equity Transfer No.01

Party A (the “Transferor”): Zhongcheng Trust Co., Ltd.

Party B (the “Transferee”): Beijing Ninetowns Port Software and Technology Co., Ltd.

In accordance with the Company Law, the Contract Law as well as the resolutions adopted by the shareholders’ general meeting dated March 19, 2012, Party A and Party B, adhering to the principles of free will, fairness, honesty and credibility, hereby enter into this Agreement with respect to the equity transfer and agree to be bound by the terms and conditions herein.

I. Standard and Price of Equity Transfer

1. Party A will transfer all its equity interests in Beijing Ninetowns Suitable Estate Co., Ltd. (RMB90 million) to Party B on 1:1 basis.

2. Party B shall pay up the full equity transfer price to Party A within 30 days following the execution of this Agreement.

3. Following the effectiveness of this Agreement, the shareholder’s equity, claims and debts formerly enjoyed and assumed by Party A in connection with Beijing Ninetowns Suitable Estate Co., Ltd. shall be passed to Party B.

II. Undertakings and Warranties

Party A warrants that it has the full and effective right to dispose of its equity to be transferred to Party B and such equity is free of any pledge and third-party recourse. Otherwise, Party A shall bear any and all economic and legal responsibilities arising as a result thereof.

III. Resolution of Disputes and Defaults

1. A default shall be constituted if either party fails to perform its obligations hereunder. The defaulting party shall bear the corresponding defaulting liability.

2. Any dispute arising from the performance of this Agreement shall be resolved by both parties by friendly and amicable consultation. If no resolution can be reached, either party may file a lawsuit before the people’s court in accordance with law.

IV. Effectiveness of Agreement

1. This Agreement shall enter into force upon signing and stamping by both parties. As from the effective date hereof, the new shareholder shall enjoy its rights and perform its obligations as a shareholder.

2. This Agreement is executed in five counterparts, two ones for Party A, one for Party B, one for the company and one for the industrial and commercial administration.

Party A: Zhongcheng Trust Co., Ltd. (seal)

(Company Seal)[seal: Zhongcheng Trust Co., Ltd. ]

/s/ Deng Hongguo

Party B: Beijing Ninetowns Port Software and Technology Co., Ltd. (seal)

(Company Seal)[seal: Beijing Ninetowns Ports Software and Technology Co., Ltd.]

/s/ Wang Shuang

March 19, 2012